UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2019

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: October 30, 2019	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com

Tel: +886.2.6636.5678

http://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Unaudited Consolidated Financial Results for the Third Quarter of 2019

Taipei, Taiwan, R.O.C., October 30, 2019 – ASE Technology Holding Co., Ltd. (TAIEX: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor manufacturing services in assembly and test, today reported unaudited net revenues(1) of NT$117,557 million for 3Q19, up by 9% year-over-year and up by 30% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$5,734 million, down from a net income attributable to shareholders of the parent of NT$6,257 million in 3Q18 and up from a net income attributable to shareholders of the parent of NT$2,690 million in 2Q19. Basic earnings per share for the quarter were NT$1.35 (or US$0.087 per ADS), compared to basic earnings per share of NT$1.47 for 3Q18 and NT$0.63 for 2Q19. Diluted earnings per share for the quarter were NT$1.33 (or US$0.085 per ADS), compared to diluted earnings per share of NT$1.43 for 3Q18 and NT$0.62 for 2Q19.

RESULTS OF OPERATIONS

3Q19 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations and others, each represented approximately 46%, 10%, 43% and 1%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$98,449 million for the quarter, up from NT$76,772 million in 2Q19.

-	Raw material cost totaled NT$60,159 million for the quarter, representing 51% of total net revenues.

-	Labor cost totaled NT$13,308 million for the quarter, representing 11% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,480 million for the quarter.

●	Gross margin increased 0.9 percentage points to 16.3% in 3Q19 from 15.4% in 2Q19.

●	Operating margin was 7.1% in 3Q19 compared to 4.6% in 2Q19.

●	In terms of non-operating items:

-	Net interest expense was NT$866 million.

(1) All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

-	Net foreign exchange gain of NT$12 million was primarily attributable to the depreciation of U.S. dollar against New Taiwan dollar.

-	Loss on valuation of financial assets and liabilities was NT$19 million.

-	Net gain on equity-method investments was NT$148 million.

-	Other net non-operating income of NT$61 million was primarily attributable to miscellaneous incomes. Total non-operating expense for the quarter was NT$664 million.

●	Income before tax was NT$7,721 million for 3Q19, compared to NT$4,424 million in 2Q19. We recorded income tax expenses of NT$1,501 million for the quarter, compared to NT$1,624 million in 2Q19.

●	In 3Q19, net income attributable to shareholders of the parent was NT$5,734 million, compared to net income attributable to shareholders of the parent of NT$6,257 million in 3Q18 and net income attributable to shareholders of the parent of NT$2,690 million in 2Q19.

●	Our total number of shares outstanding at the end of the quarter was 4,325,402,582, including treasury stock owned by our subsidiaries. Our 3Q19 basic earnings per share of NT$1.35 (or US$0.087 per ADS) were based on 4,252,217,297 weighted average numbers of shares outstanding in 3Q19. Our 3Q19 diluted earnings per share of NT$1.33 (or US$0.085 per ADS) were based on 4,261,515,344 weighted average numbers of shares outstanding in 3Q19.

3Q19 Results Highlights – ATM(2)(3)

●	Cost of revenues was NT$53,193 million for the quarter, up by 10% sequentially.

-	Raw material cost totaled NT$18,466 million for the quarter, representing 27% of total net revenues.

-	Labor cost totaled NT$11,762 million for the quarter, representing 17% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$10,844 million for the quarter.

●	Gross margin increased 3.1 percentage points to 21.7% in 3Q19 from 18.6% in 2Q19.

●	Operating margin was 9.4% in 3Q19 compared to 6.2% in 2Q19.

3Q19 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$46,105 million, up by 61% sequentially.

-	Raw material cost totaled NT$41,613 million for the quarter, representing 82% of total net revenues.

-	Labor cost totaled NT$1,472 million for the quarter, representing 3% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$483 million for the quarter.

(2) ATM stands for Semiconductor Assembly, Testing and Material.

(3) The ATM results presented have been retrospectively adjusted to exclude a portion of the results related to manufacturing integrated circuits from an acquired subsidiary consolidated since May 2019.

●	Gross margin decreased to 8.9% in 3Q19 from 9.1% in 2Q19.

●	Operating margin increased to 4.1% in 3Q19 from 1.6% in 2Q19.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 3Q19 totaled US$436 million, of which US$181 million were used in packaging operations, US$229 million in testing operations, US$23 million in EMS operations and US$3 million in interconnect materials operations and others.

●	As of September 30, 2019, total unused credit lines amounted to NT$196,993 million.

●	Current ratio was 1.14 and net debt to equity ratio was 0.73 as of September 30, 2019.

●	Total number of employees was 94,675 as of September 30, 2019, compared to 91,641 as of June 30, 2019.

Business Review

Customers

ATM consolidated BASIS (3)

●	Our five largest customers together accounted for approximately 46% of our total net revenues in 3Q19, compared to 48% in 2Q19. One customer accounted for more than 10% of our total net revenues in 3Q19.

●	Our top 10 customers contributed 58% of our total net revenues for the quarter, compared to 60% in 2Q19.

●	Our customers that are integrated device manufacturers or IDMs accounted for 33% of our total net revenues both in 3Q19 and 2Q19.

EMS Basis

●	Our five largest customers together accounted for approximately 82% of our total net revenues in 3Q19, compared to 73% in 2Q19. One customer accounted for more than 10% of our total net revenues in 3Q19.

●	Our top 10 customers contributed 90% of our total net revenues during the quarter in 3Q19, compared to 85% in 2Q19.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as IC packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia and Mexico as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice:

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2018 Annual Report on Form 20-F filed on April 26, 2019.

(3) The ATM results presented have been retrospectively adjusted to exclude a portion of the results related to manufacturing integrated circuits from an acquired subsidiary consolidated since May 2019.

Supplemental Financial Information

Consolidated Operations

	3Q/19	2Q/19	3Q/18
EBITDA (NT$ Millions)	21,214	18,072	21,579

ATM Consolidated Operations (3)

	3Q/19	2Q/19	3Q/18
Net Revenues (NT$ Millions)	67,901	59,594	66,324
Revenues by Application
Communication	53%	51%	51%
Computer	14%	14%	14%
Automotive, Consumer & Others	33%	35%	35%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	35%	34%	31%
Wirebonding	37%	39%	43%
Discrete and Others	9%	8%	8%
Testing	17%	17%	16%
Material	2%	2%	2%
Capacity & EBITDA
CapEx (US$ Millions)*	413	423	269
EBITDA (NT$ Millions)	18,312	16,512	19,092
Number of Wirebonders	25,008	25,059	25,219
Number of Testers	5,254	5,003	4,802

EMS Operations

	3Q/19	2Q/19	3Q/18
Net Revenues (NT$ Millions)	50,599	31,533	42,009
Revenues by End Application
Communication	36%	40%	34%
Computer & Storage	9%	14%	14%
Consumer	41%	24%	36%
Industrial	9%	15%	10%
Automotive	4%	6%	5%
Others	1%	1%	1%
Capacity
CapEx (US$ Millions)*	23	21	21

* Capital expenditure excludes building construction costs.

(3) The ATM results presented have been retrospectively adjusted to exclude a portion of the results related to manufacturing integrated circuits from an acquired subsidiary consolidated since May 2019.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2019	Jun. 30 2019	Sep. 30 2018	Sep. 30 2019	Sep. 30 2018
Net revenues:
Packaging	53,804	47,602	53,473	145,263	127,159
Testing	11,493	10,285	10,838	30,729	24,984
EMS	50,584	31,524	41,996	117,055	101,154
Others	1,676	1,330	1,290	4,112	3,767
Total net revenues	117,557	90,741	107,597	297,159	257,064

Cost of revenues	(98,449)	(76,772)	(89,216)	(252,697)	(214,585)
Gross profit	19,108	13,969	18,381	44,462	42,479

Operating expenses:
Research and development	(4,906)	(4,515)	(4,274)	(13,376)	(10,670)
Selling, general and administrative	(5,817)	(5,311)	(5,735)	(16,265)	(13,734)
Total operating expenses	(10,723)	(9,826)	(10,009)	(29,641)	(24,404)
Operating income	8,385	4,143	8,372	14,821	18,075

Net non-operating income (expenses):
Interest expense - net	(866)	(909)	(971)	(2,741)	(2,147)
Foreign exchange gain (loss)	12	(340)	262	(508)	(705)
Gain (loss) on valuation of financial assets and liabilities	(19)	802	(112)	2,339	1,850
Gain (loss) on equity-method investments	148	114	118	108	(527)
Others	61	614	448	761	8,267
Total non-operating income (expenses)	(664)	281	(255)	(41)	6,738
Income before tax	7,721	4,424	8,117	14,780	24,813

Income tax expense	(1,501)	(1,624)	(1,554)	(3,530)	(4,242)
Income from continuing operations and before noncontrolling interest	6,220	2,800	6,563	11,250	20,571
Noncontrolling interest	(486)	(110)	(306)	(783)	(755)

Net income attributable to shareholders of the parent	5,734	2,690	6,257	10,467	19,816

Per share data:
Earnings (losses) per share
– Basic	NT$1.35	NT$0.63	NT$1.47	NT$2.46	NT$4.67
– Diluted	NT$1.33	NT$0.62	NT$1.43	NT$2.40	NT$4.60

Earnings (losses) per equivalent ADS
– Basic	US$0.087	US$0.041	US$0.096	US$0.159	US$0.313
– Diluted	US$0.085	US$0.040	US$0.094	US$0.155	US$0.308

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,261,515	4,256,799	4,255,741	4,256,985	4,249,525

FX (NTD/USD)	31.17	31.04	30.61	30.99	29.83

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – ATM(3)

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2019	Jun. 30 2019	Sep. 30 2018	Sep. 30 2019	Sep. 30 2018
Net revenues:
Packaging	55,163	48,329	54,321	147,980	129,607
Testing	11,495	10,286	10,839	30,732	24,985
Direct Material	1,211	944	1,134	3,055	3,243
Others	32	35	30	100	95
Total net revenues	67,901	59,594	66,324	181,867	157,930

Cost of revenues	(53,193)	(48,494)	(52,056)	(147,620)	(125,116)
Gross profit	14,708	11,100	14,268	34,247	32,814

Operating expenses:
Research and development	(3,894)	(3,414)	(3,257)	(10,351)	(7,792)
Selling, general and administrative	(4,401)	(4,020)	(4,298)	(12,262)	(10,293)
Total operating expenses	(8,295)	(7,434)	(7,555)	(22,613)	(18,085)
Operating income	6,413	3,666	6,713	11,634	14,729

(3) The ATM results presented have been retrospectively adjusted to exclude a portion of the results related to manufacturing integrated circuits from an acquired subsidiary consolidated since May 2019.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2019	Jun. 30 2019	Sep. 30 2018	Sep. 30 2019	Sep. 30 2018
Net revenues:
Total net revenues	50,599	31,533	42,009	117,091	101,176

Cost of revenues	(46,105)	(28,657)	(37,846)	(106,791)	(91,445)
Gross profit	4,494	2,876	4,163	10,300	9,731

Operating expenses:
Research and development	(1,042)	(1,125)	(1,041)	(3,107)	(2,936)
Selling, general and administrative	(1,353)	(1,248)	(1,388)	(3,853)	(3,308)
Total operating expenses	(2,395)	(2,373)	(2,429)	(6,960)	(6,244)
Operating income	2,099	503	1,734	3,340	3,487

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Sep. 30 , 2019	As of Jun. 30 , 2019

Current assets:
Cash and cash equivalents	61,220	55,090
Financial assets – current	6,583	11,190
Notes and accounts receivable	83,743	67,242
Inventories	48,427	46,997
Others	12,472	11,144
Total current assets	212,445	191,663

Financial assets – non current & Investments – equity method	15,076	13,160
Property plant and equipment	226,302	219,388
Right-of-use assets	9,961	10,424
Intangible assets	79,278	80,186
Others	19,916	20,017
Total assets	562,978	534,838

Current liabilities:
Short-term borrowings	70,896	49,582
Current portion of long-term borrowings	10,017	6,291
Notes and accounts payable	56,385	45,295
Others	49,129	59,325
Total current liabilities	186,427	160,493

Bonds payable	27,223	27,219
Long-term borrowings	113,775	112,355
Other liabilities	17,138	17,266
Total liabilities	344,563	317,333
Shareholders of the parent	201,510	199,302

Noncontrolling interest	16,905	18,203
Total liabilities & shareholders’ equity	562,978	534,838

Current Ratio	1.14	1.19
Net Debt to Equity	0.73	0.62

ASE Technology Holding Co., Ltd.

Summary of Consolidated Cash Flow Statements

(In NT$ millions)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30	Jun. 30	Sep. 30	Sep. 30	Sep. 30
	2019	2019	2018	2019	2018
Cash Flows from Operating Activities:
Profit before income tax	7,721	4,424	8,117	14,780	24,813
Depreciation & amortization	12,610	12,637	12,469	37,822	30,469
Other operating activities items	(7,250)	(5,438)	(3,312)	(11,880)	(23,057)
Net cash generated from operating activities	13,081	11,623	17,274	40,722	32,225
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(18,771)	(11,451)	(13,078)	(39,100)	(30,266)
Other investment activities items	488	(774)	7,622	2,464	(83,053)
Net cash used in investing activities	(18,283)	(12,225)	(5,456)	(36,636)	(113,319)
Cash Flows from Financing Activities:
Total net proceeds from (repayment of) debts	26,553	(2,521)	(8,177)	20,860	112,176
Dividends paid	(10,623)	-	(10,614)	(10,623)	(10,614)
Other financing activities items	(3,509)	(896)	(4,115)	(4,557)	(11,183)
Net cash generated from (used in) financing activities	12,421	(3,417)	(22,906)	5,680	90,379
Foreign currency exchange effect	(1,089)	(208)	(1,605)	(64)	(28)
Net increase (decrease) in cash and cash equivalents	6,130	(4,227)	(12,693)	9,702	9,257
Cash and cash equivalents at the beginning of period	55,090	59,317	68,028	51,518	46,078
Cash and cash equivalents at the end of period	61,220	55,090	55,335	61,220	55,335